Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

G. MICHAEL SIEVERT (Twitter @SievertMike)

•	Tweet: Great insight here from someone who has a little inside perspective on @TMobile’s track record with mergers! Key info: http://newtmobile.com [link to article RCR Wireless article below]

T-Mobile and Sprint to strengthen prepaid competition and accelerate nationwide 5G (Reader Forum)

By Jimmy Ralph, RCR Wireless, December 12, 2018

As the CEO and founder of a medium-sized prepaid wireless business, I’m thrilled about the merger of T-Mobile and Sprint. T-Mobile’s growth over the last six years has been one of the great American success stories. The “Un-Carrier” has taken on AT&T and Verizon, the two industry goliaths, by driving down prices, creating scores of new businesses, and supporting thousands of jobs throughout the U.S. economy. The combination of T-Mobile and Sprint promises more of the same—and on a much grander scale than we’ve ever seen before.

My company is a testament to the fruits of T-Mobile’s success. I’m the CEO and founder of Talk More Wireless, a medium-sized business that owns and operates independent stores that sell devices on Metro by T-Mobile’s prepaid wireless plans. Cost-conscious consumers have flocked to Metro by T-Mobile (formerly MetroPCS) because they don’t want to empty their wallets for high-priced plans on AT&T and Verizon. When I founded Talk More Wireless in 2002, we ran 12 MetroPCS stores and had just a handful of employees. Our business went through fits and starts until 2013, when T-Mobile acquired MetroPCS. At the time, we didn’t know what to expect. Many naysayers predicted that “consolidation” would lead to job losses, higher prices for prepaid plans, and the shuttering of wireless dealers like ours.

But nothing of the sort happened. T-Mobile doubled down on Metro by T-Mobile and invested heavily in the prepaid market. T-Mobile developed expertise in serving cost-conscious consumers and promoted the Metro by T-Mobile brand through attractive price plans and creative advertising. As a result, Metro grew from a smaller regional player to a household name powering more than 15 million devices. As T-Mobile’s footprint expanded to rural America, so too did our Metro dealer stores.

Today we operate more than 140 stores and employ nearly 700 people across 16 states, from Brownsville, Texas, to Portland, Maine. Following the T-Mobile acquisition, we capitalized on strategic growth opportunities for our Metro stores and with our added scale, we developed a retail management platform that helps make our operations more efficient, profitable, and convenient for consumers. Talk More Wireless is currently the fastest growing Metro by T-Mobile Authorized Dealer chain in America.

Now, T-Mobile wants to apply the same formula to Sprint, the fourth-place carrier that has struggled financially in recent years. Together, the two companies will have the financial means and network resources to build a bigger and better 4G LTE wireless network that will push deeper into underserved parts of America. The combined investment and spectrum assets of T-Mobile and Sprint, for example, promise broader coverage and faster speeds for Metro by T-Mobile customers, more retail stores for dealers like Talk More Wireless, and greater access to a third (or, in some cases, a second) option for rural Americans who are tired of being stuck with AT&T and Verizon. Talk More Wireless expects to triple its store count within 18 months of the merger’s closing.

But here’s what excites me more: the merger’s prospects for “5G,” the next generation of wireless internet. 5G networks will deliver blazing fast internet speeds capable of replacing in-home broadband, bringing connectivity to virtually every device imaginable and supporting applications like artificial intelligence that are too data-intensive for our current 4G networks. Just as the transition from 3G to 4G created the platform to launch Twitter, Airbnb, and the rest of the mobile ecosystem as we know it, the evolution from 4G to 5G will support countless new American industries and jobs. With plans to invest nearly $40 billion within the first three years of the merger and bring a nationwide 5G network sooner than otherwise possible, the New T-Mobile will push AT&T and Verizon to do the same. As the New T-Mobile develops a nationwide 5G footprint on a faster timetable, dealers like Talk More Wireless will be there to help rural and cost-conscious Americans reap the benefits.

T-Mobile’s record of bringing mobile broadband to underserved Americans speaks for itself, and I can’t wait to see the great things that T-Mobile and Sprint can do together.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.